Exhibit 99.1

1000 Louisiana, Suite 4300 Houston, TX 77002 713.584.1000 www.targaresources.com

Targa Resources Partners LP and Targa Resources Corp. to Acquire Atlas Pipeline

Partners, L.P. and Atlas Energy, L.P. and Host a Conference Call

•	Atlas Pipeline Partners, L.P. to be acquired in unit exchange transaction
•	Atlas Energy, L.P. to be acquired for stock and cash following spin-off of holdings not associated with Atlas Pipeline Partners, L.P.
•	Approximately $7.7 billion in total transaction value
•	Targa Resources Partners LP expects 11 – 13% distribution growth in 2015
•	Targa Resources Corp. expects approximately 35% dividend growth in 2015
•	Targa Resources Corp. expects $1.00—$2.00 per share dividend accretion over the long term
•	Closing anticipated in Q1 2015

HOUSTON, October 13, 2014 – Targa Resources Partners LP (NYSE: NGLS) (“Targa Resources Partners”, “TRP” or the “Partnership”) and Targa Resources Corp. (NYSE: TRGP) (“Targa Resources”, “TRC” or the “Company”) announced today they have entered into agreements to acquire Atlas Pipeline Partners, L.P. (NYSE: APL) (“Atlas Pipeline Partners” or “APL”) and Atlas Energy, L.P. (NYSE: ATLS) (“Atlas Energy” or “ATLS”). Targa Resources will acquire ATLS following the spin-off announced today by ATLS of its non-midstream assets. The acquisitions are contingent on one another, and the transactions will close concurrently.

Atlas Pipeline Partners, L.P. Acquisition

Targa Resources Partners will acquire Atlas Pipeline Partners for total consideration of $5.8 billion, including $1.8 billion of debt as of September 30, 2014. Each APL common unitholder will be entitled to receive 0.5846 units of Targa Resources Partners and a one-time cash payment of $1.26 per APL common unit for total consideration of $38.66 per APL common unit, based on the closing price of the Partnership’s units on October 10, 2014. The exchange ratio was negotiated as a 15% premium for APL common unitholders based on the volume weighted average prices of APL and TRP units during the 15 trading days ending October 3, 2014. The Partnership will also redeem APL’s Class E Preferred Units for an aggregate amount of $126.5 million in cash.

The Partnership expects to finance the cash portion of the transaction with borrowings under its revolving credit facility. In connection with the acquisitions, Targa Resources has agreed to reduce its incentive distribution rights for the four years following closing by fixed amounts of $37.5 million, $25.0 million, $10.0 million and $5.0 million, respectively. These annual amounts will be applied in equal quarterly installments for each successive four quarter period following closing. Based on the Partnership’s units outstanding as of September 30, 2014, current TRP unitholders will own approximately 66% of the pro forma combined partnership and current APL common unitholders will own approximately 34%.

Atlas Energy, L.P. Acquisition

Prior to Targa Resources’ acquisition of Atlas Energy, ATLS will spin-off its non-midstream assets. After giving effect to the spin-off, ATLS’s assets will solely comprise its general partner and incentive distribution rights interests in APL and 5.8 million APL common units. Immediately following the spin-off and subject to the concurrent closing of the Partnership’s acquisition of APL, Targa Resources will acquire Atlas Energy for total consideration of $1.869 billion, including 10.35 million TRC shares valued at $1.259 billion based on the closing price of TRC’s common stock on October 10, 2014 and $610 million in cash. Targa Resources has arranged committed financing of $1.1 billion to replace its existing revolving credit facility and to fund the cash components of the transaction, including cash merger consideration and $149 million related to change of control payments. Based on shares of TRC and units of ATLS outstanding as of September 30, 2014, current Targa Resources shareholders will own approximately 80% of the pro forma shares outstanding and current ATLS unitholders will own approximately 20%.

Management Commentary

“Both the Targa and Atlas management teams and our boards view this integrated transaction as a highly compelling strategic opportunity to combine two outstanding midstream businesses and create value for all shareholders and unitholders. We believe the combination provides our customers an enhanced midstream service offering, and presents our investors with an enterprise that has increased scale, diversity and growth,” said Joe Bob Perkins, Chief Executive Officer of the Company and of the general partner of the Partnership. “The acquisitions will significantly and immediately increase our scale and geographic diversity, accelerating the growth of our premier North American midstream platform. APL’s footprint solidifies the Partnership’s position as a leader in the Permian Basin, while adding top-tier assets in the Midcontinent and South Texas regions. Importantly, the combination of APL’s NGL production with Targa Resources Partners’ leading NGL downstream assets will allow the pro forma partnership to generate additional revenue along the NGL value chain, create additional attractive growth capital expenditure projects and accelerate current growth capital expenditure projects. We are excited about this transaction and look forward to welcoming the employees of Atlas to the Targa team.”

Strategic Rationale

The combination of Targa Resources Partners and Atlas Pipeline Partners creates a premier midstream franchise with increased scale, geographic diversity and best in class capabilities in key producing basins in the U.S., and creates one of the largest diversified MLPs on an enterprise value basis.

•	Attractive positions in active basins – the acquisitions add the Woodford/SCOOP, Mississippi Lime and Eagle Ford and additional Permian assets to the Partnership’s existing Permian, Bakken, Barnett, and Louisiana Gulf Coast operations

•	Combined position across the Permian Basin enhances service capabilities in one of the most active producing basins in North America, with a combined 1,439 MMcf/d of processing capacity and 10,250 miles of pipelines

•	Strong growth outlook with announced organic growth capital expenditures of $1.2 billion for 2014 and over $1.2 billion in 2015

•	Growing NGL production from gathering and processing business supports Targa’s leading NGL fractionation and export position (Mont Belvieu / Galena Park / Lake Charles)

•	Enhances credit profile and results in an estimated 60% pro forma fee-based margin

•	Underlying growth in the business drives incrementally higher distribution and dividend growth immediately and over the longer term

2015 Guidance Update – Pro Forma for the Transaction

For the Partnership, management expects to recommend a distribution increase of $0.04 per limited partner unit at the first Board of Directors distribution declaration meeting after the transaction closes; which is expected to be in the first quarter of 2015. Assuming a first quarter close, the Partnership estimates full year 2015 pro forma distribution growth over full year 2014 of 11% – 13%, and expects distribution coverage to be at or above the Partnership’s stated target range of 1.1x – 1.2x. In conjunction with the Partnership recommendation, management expects to recommend a dividend increase of $0.10 per share for Targa Resources following the closings of the transactions. Assuming a first quarter close and 11 – 13% distribution growth at the Partnership, the Company estimates full year 2015 pro forma dividend growth over full year 2014 of approximately 35%. The Company’s estimated 2015 effective cash tax rate pro forma for the transaction is expected to be 10%—15% compared to 33% on a standalone basis.

Conditions to Closing

The Boards of Directors of the Partnership, the Company, ATLS and APL have each approved the respective merger agreements. Subject to the completion of the spin-off and customary approvals and conditions, including the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, the acquisitions are expected to close in the first quarter of 2015. The APL acquisition is subject to the approval of the holders of a majority of the limited partner interests in APL. The ATLS acquisition is subject to the approval of the holders of the limited partner interests in ATLS and the holders of the shares of common stock of the Company. The respective boards of APL, ATLS and the Company have voted to recommend the transaction to their unitholders and shareholders.

Advisors

Evercore Partners acted as financial advisor to Targa Resources Partners and the special committee of the Targa Resources Partners’ Board of Directors. Richards, Layton & Finger served as legal counsel to the special committee of the Board of Directors of the general partner of Targa Resources Partners. Wells Fargo Securities, LLC acted as financial advisor to Targa Resources Corp. and Vinson & Elkins LLP acted as legal counsel for the Partnership and the Company. BofA Merrill Lynch is providing committed financing to Targa Resources for the transaction.

Conference Call

Targa Resources Partners and Targa Resources Corp. will host a joint conference call for investors and analysts on Monday, October 13, 2014, at 10:00 a.m. Eastern Time to discuss the transactions. The conference call can be accessed via Webcast through the Events and Presentations section of the Partnership’s website at www.targaresources.com, by going directly to http://ir.targaresources.com/events.cfm?company=LP or by dialing 877-881-2598. The pass code for the dial-in is 20342180. Please dial in ten minutes prior to the scheduled start time. A replay will be available approximately two hours following the completion of the conference call through the Investors section of the Partnership’s website. Prepared remarks by Chief Executive Officer Joe Bob Perkins will be followed by a question and answer session. Prior to the conference call, an updated investor presentation will be available in the Events and Presentations section of both the Partnership’s and Company’s websites.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of ATLS and the Company and a prospectus of the Company (the “Company joint proxy statement/prospectus”). In connection with the proposed transaction, the Company plans to mail the definitive Company joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive Company joint proxy statement/prospectus to its unitholders.

Also in connection with the proposed transaction, the Partnership will file with the SEC a registration statement on Form S-4 that will include a proxy statement of APL and a prospectus of the Partnership (the “Partnership proxy statement/prospectus”). In connection with the proposed transaction, APL plans to mail the definitive Partnership proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE COMPANY JOINT PROXY STATEMENT/PROSPECTUS, THE PARTNERSHIP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PARTNERSHIP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the Company Joint Proxy Statement/Prospectus, the Partnership Proxy Statement/Prospectus and other filings containing information about the Company, the Partnership, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by the Company and the Partnership may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from the Company’s and the Partnership’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Merger

The Company, the Partnership, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the Company joint proxy statement/prospectus and the Partnership proxy statement/prospectus. Information regarding the Company’s directors and executive officers is contained in the Company’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of the Partnership’s general partner is contained in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the proposed transactions to the Partnership, the Company, APL, ATLS and their unitholders or stockholders, the anticipated completion of the proposed transactions or the timing thereof, the expected future growth, dividends, distributions of the combined companies, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this release that address activities, events or developments that Targa expects, believes or anticipates will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside Targa’s control, which could cause results to differ materially from those expected by management of Targa. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts; and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in Targa’s filings with the SEC, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Targa does not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Targa Resources Corp. and Targa Resources Partners LP

Targa Resources Corp. is a publicly traded Delaware corporation that owns a 2% general partner interest (which TRC holds through its 100% ownership interest in the general partner of TRP), all of the outstanding incentive distribution rights and a portion of the outstanding limited partner interests in Targa Resources Partners LP.

Targa Resources Partners is a publicly traded Delaware limited partnership formed in October 2006 by its parent, TRC, to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. TRP is a leading provider of midstream natural gas, NGL, terminalling and crude oil gathering services in the United States. TRP is engaged in the business of gathering, compressing, treating, processing and selling natural gas; storing, fractionating, treating, transporting and selling NGLs and NGL products; gathering, storing and terminalling crude oil; and storing, terminalling and selling refined petroleum products.

The principal executive offices of Targa Resources Corp. and Targa Resources Partners are located at 1000 Louisiana, Suite 4300, Houston, TX 77002 and their telephone number is 713-584-1000.

About Atlas Energy, L.P. and Atlas Pipeline Partners L.P.

Atlas Energy, L.P. (NYSE: ATLS) is a master limited partnership which owns all of the general partner Class A units and incentive distribution rights and an approximate 28% limited partner interest in its upstream oil & gas subsidiary, Atlas Resource Partners, L.P. Additionally, Atlas Energy owns and operates the general partner of its midstream oil & gas subsidiary, Atlas Pipeline Partners, L.P., through all of the general partner interest, all the incentive distribution rights and an approximate 6% limited partner interest.

Atlas Pipeline Partners, L.P. (NYSE: APL) is active in the gathering and processing segments of the midstream natural gas industry. In Oklahoma, southern Kansas, Texas, and Tennessee, APL owns and operates 17 gas processing plants, 18 gas treating facilities, as well as approximately 11,200 miles of active intrastate gas gathering pipeline.

Investor contact:

713-584-1133

Jen Kneale

Director—Finance

Matthew Meloy

Senior Vice President, Chief Financial Officer and Treasurer